EXHIBIT 2
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                                [SOTHEBY'S LOGO]


PRESS RELEASE
FOR IMMEDIATE RELEASE
                                                                  Diana Phillips
                                                                 Matthew Weigman
                                                                 (212) 606-7176
                                                             fax: (212) 606-7381


     SOTHEBY'S ANNOUNCES TERMINATION OF SALE PROCESS COMMENCED IN JUNE 2002

February 21, 2003 - Sotheby's announced today that the Company and the Taubman family have agreed to terminate, effective immediately, the process commenced on June 3, 2002, regarding the exploration of a possible sale or merger of the Company or sale of the Taubman stake in the Company.

Over the last several months, Sotheby's and the Taubman family conducted a comprehensive process to explore a possible sale of Sotheby's. Despite considerable interest in the Company, a satisfactory transaction could not be reached. Consequently, Sotheby's Board and the Taubman family agreed to terminate the process.

Sotheby's financial position has strengthened considerably in recent months. On February 7 the Company successfully closed the $175 million sale-leaseback of its York Avenue headquarters and secured a $75 million one-year credit facility, thus satisfying the Company's need for long-term financing. Additionally, the Company has significantly reduced its cost base by over $70 million since 2000.

Bill Ruprecht, President and Chief Executive Officer of Sotheby's Holdings, said: "We look forward to working with our Board to build upon our improved position, to further strengthen Sotheby's historic franchise and to enhance shareholder value."

ABOUT SOTHEBY'S HOLDINGS, INC.
Sotheby's Holdings, Inc. is the parent company of Sotheby's worldwide live and Internet auction businesses, art-related financing and real estate brokerage activities. The Company operates in 34 countries, with principal salesrooms located in New York and London. The company also regularly conducts auctions in 13 other salesrooms around the world, including Australia, Hong Kong, France, Italy, the Netherlands, Switzerland and Singapore. Sotheby's Holdings, Inc. is listed on the New York Stock Exchange and the London Stock Exchange.

SOTHEBY'S FORWARD LOOKING STATEMENTS
This release contains certain "forward-looking statements" (as such term is defined in the Securities and Exchange Act of 1934, as amended) relating to future events and the financial performance of the Company. Such statements are only predictions and involve risks and uncertainties, resulting in the possibility that the actual events or performances will differ materially from such predictions. Major factors, which the Company believes could cause the actual results to differ materially from the predicted results in the "forward-looking statements" include the overall strength of the international economy and financial markets, competition with other auctioneers and art dealers, the volume of consigned property and the marketability at auction of such property, final resolution of antitrust related matters and the successful implementation of the Company's restructuring plan.